NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW 101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.712.2800 F 202.712.2860 nelsonmullins.com

June 1, 2018

Via EDGAR

Jay Williamson, Senior Counsel

Sheila Stout, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —
Post-Effective Amendment No. 4 to Registration Statement on Form N-2,
File No. 333-216665

Dear Mr. Williamson and Ms. Stout:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Mr. Williamson in a conversation with Peter Strand, company counsel, on May 31, 2018, with respect to the Company’s Post-Effective Amendment No. 4 (the “Post-Effective Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2018.

We have paraphrased the Staff’s comments followed by the Company’s responses below to aid in your review.

1.	We note your response to prior comment 14 set forth in the Company’s prior response letter, dated May 24, 2018, and request additional information so that we may understand your response and the valuation process regarding TPP. In your response letter, please explain:

a.	Why the Company’s valuation methodology changed from using an EBITDA multiple in 2015 and 2016 to a revenue multiple in 2017?

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Jay Williamson, Senior Counsel

Sheila Stout, Staff Accountant

June 1, 2018

Response:

As the performance of TPP Operating, Inc. (formerly TPP Acquisition, Inc., collectively, “TPP”) continued to decline and EBITDA became negative, it became impossible to value TPP on a multiple of EBITDA. The Company and the independent valuation firm believed that the most likely acquirer of TPP would be a strategic buyer or competitor utilizing a tuck-in strategy and as such this strategic buyer would utilize a multiple of revenue to value the business as they would operate on a different cost structure than TPP on a stand-alone basis.

b.	What companies were considered comparable and why; were they all in the same line of business and were they all mall-based; and did the list of companies change year-over-year?

Response:

December 31, 2015 valuation: There is a very limited direct set of comparable companies for TPP. The public company comparable utilized in the valuation was Studio Alice Co. Ltd., a primarily mall-based photo studio retailer. Additionally, the valuation considered a recently closed private acquisition of a photo studio retailer.

December 31, 2016 valuation: This valuation utilized the same comparable group as the December 31, 2015 valuation.

December 31, 2017 valuation: This valuation again utilized the same public company comparable, Studio Alice Co. Ltd., but also added in a group of seasonal specialty retailers. This expansion of the comparable companies group was a result of switching to the revenue multiple as well as the need to consider overall economic and cyclical trends in the challenging mall-based retail environment. The seasonal specialty retailers added to the comparable set were Barnes & Noble, Inc., Bed, Bath & Beyond Inc., Best Buy Co., Inc., Big Lots, Inc., Build-A-Bear Workshop, Inc., GameStop Corp., J.C. Penney Company, Inc., Pier 1 Imports, Inc., and The Children’s Place, Inc. The private acquisition of the photo studio retailer utilized in the 2015 and 2016 valuations was not a factor in the 2017 valuation given the amount of time that had passed since the close of the transaction.

Jay Williamson, Senior Counsel

Sheila Stout, Staff Accountant

June 1, 2018

c.	How accurate were TPP management’s prior forecasts? If they were significantly off, did your valuation processes factor this in and how?

Response:

TPP has regularly struggled to meet the forecasts prepared by its management. The ultimate multiple selection utilized in the valuations each year represented a meaningful discount to the comparable group multiples to take into account the risk of achieving the forecasts utilized in the valuation as well as the small size of TPP relative to the comparable group.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck